April 24, 2007


By facsimile to (212) 909-6836 and U.S. Mail


Kevin J. Groman, Esq.
Senior Vice President, General Counsel, and Corporate Secretary
RSC Holdings Inc.
6929 East Greenway Parkway
Scottsdale, AZ 85254

Re:	RSC Holdings Inc.
	Pre-effective Amendment 2 to Registration Statement on Form
S-1
	Filed March 27, 2007
File No. 333-140644

Dear Mr. Groman:

	We reviewed the filing and have the comments below.

Annual Performance Incentive, page 81

1. Refer to prior comment 4.  We understand that:

* The multiplication factor is achieved when year-over-year quarterly growth targets exceed 8.1%, and EBIT% goals are achieved.

* The multiplication factor is applied quarterly to individuals` variable compensation.

* Participants must achieve at least 90% of the quarterly EBIT% target to qualify for variable compensation.

* Participants upon achieving the 90% threshold level can increase their variable compensation by 10% up to a maximum of 40%, provided that quarterly revenue growth exceeds 8.1%.

Please clarify whether the growth column in the table represents target or actual growth. Please also clarify how the multiplication factor actually operated so that Messrs. Foster, Graham, and Ledlow realized additional variable compensation of $3,374.28, $3,248.70, and $3,794.48 in the first quarter of 2006 and $3,178.16, $3,106.40, and $3,252.41 in the second quarter of 2006. You may wish to consider using a chart to show the actual operation of the multiplication factor in the first and second quarters of 2006.

Statement of Stockholders` Equity (Deficit), page F-5

2. We read your responses to comments 7 and 8 and reviewed the changes you made in the filing. Prior to your recent revisions, we were under the mistaken impression that ACF held a 14.5% ownership interest in you immediately before and after the recapitalization transactions. However, it appears that it had a 3.9% interest immediately prior and a 14.5% interest afterwards. While the changes you made in response to comment 7 appear to continue to be appropriate, the changes you made in response to comment 8 to give effect to the equivalent of a 1-for-3.69 reverse stock split would no longer appear to be appropriate based upon our new understanding of the reorganization. Please reverse the changes you made in response to comment 8 or tell us why you think they continue to be appropriate.

Note 1.  Organization, page F-7

Basis of Presentation, page F-7

3. We have reviewed your response to comment 9. Your revised disclosure indicates that "costs charged to [you] were specifically identified and included in [the] consolidated financial statements."
If true, please revise your disclosure to clarify that the expenses paid on your behalf by Atlas Copco North America Inc. were specifically identified and included in your consolidated financial statements. If not, please tell us how you determined that your historical financial statements reflect all of the expenses that Atlas Copco North America Inc. paid on your behalf, and disclose any methodology used in allocating such costs. Please refer to question
2 in SAB Topic 1:B.1.

4. In various places in the filing, such as page F-9, you reference pre-split numbers of shares. You should make every effort to use post-split numbers of shares, when possible. If the use of pre-split numbers of shares cannot be avoided, you should specifically reference the shares as being pre-split each time that pre-split shares are identified.


Other

5. We note that RSC has not included a price range or related disclosures in pre-effective amendment 2 to the registration statement and has not filed the underwriting agreement or the legal opinion as exhibits to the registration statement. As requested previously, please allow us sufficient time to review those disclosures before requesting acceleration of the registration statement`s effectiveness. Refer to comments 5 and 60 in our March
14, 2007 letter.

Closing

	File an amendment to the S-1 in response to the comments. To expedite our review, RSC may wish to provide us three marked courtesy copies of the amendment. Include with the filing any supplemental information requested and a cover letter tagged as correspondence that keys the responses to the comments. If RSC thinks that compliance with any of the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the amendment, the responses to the comments, and any supplemental information.

	We urge all persons responsible for the accuracy and adequacy of the disclosure in the registration statement reviewed by us to ensure that they have provided all information investors require for an informed decision. Since RSC and its management are in possession of all facts relating to the disclosure in the registration statement, they are responsible for the adequacy and accuracy of the disclosures that they have made.

      If RSC requests acceleration of the registration statement`s effectiveness, RSC should furnish a letter at the time of the request, acknowledging that:

* Should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing.

* The action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve RSC from its full responsibility for the adequacy and accuracy of the registration statement`s disclosures.

* RSC may not assert our comments or the declaration of the registration statement`s effectiveness as a defense in any proceedings initiated by the Commission or any person under the United States` federal securities laws.

	The Commission`s Division of Enforcement has access to all information that RSC provides us in our review of the registration statement or in response to our comments on the registration statement.

	We will consider a written request for acceleration of the registration statement`s effectiveness under Rule 461 of Regulation C under the Securities Act as confirmation that those requesting acceleration are aware of their responsibilities under the Securities
Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement.
We will act on the request and by delegated authority grant acceleration of the registration statement`s effectiveness.

	You may direct questions on accounting comments to Scott Watkinson, Staff Accountant, at (202) 551-3741 or Rufus G. Decker III, Accounting Branch Chief, at (202) 551-3769. You may direct questions on other comments and disclosure issues to Edward M. Kelly,
Senior Counsel, at (202) 551- 3728 or me at (202) 551-3760.

Very truly yours,





					     Pamela A. Long
					     Assistant Director

cc:	Matthew E. Kaplan, Esq.
	Jeffrey J. Rosen, Esq.
	Debevoise & Plimpton LLP
	919 Third Avenue
	New York, NY 10022

	William B. Gannett, Esq.
	Cahill Gordon & Reindel LLP
	80 Pine Street
	New York, NY 10005



Kevin J. Groman, Esq.
April 24, 2007
Page 1








UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE